                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
    1934



For the year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934


For the transition period from _______________ to ________________

                        COMMISSION FILE NUMBER 000-23467

A.  Full title of the Plan:


                           PENWEST PHARMACEUTICALS CO.
                                  SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:



                           PENWEST PHARMACEUTICALS CO.
                                  2981 ROUTE 22
                         PATTERSON, NEW YORK 12563-9970





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                           Penwest Pharmaceuticals Co.
                                  Savings Plan
             Audited Financial Statements and Supplemental Schedule

                 Year ended December 31, 1999 and for the period
                  from September 1, 1998 (date of inception) to
                                December 31, 1998




                                      INDEX

Report of Independent Auditors............................................. 1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................ 2
Statements of Changes in Net Assets Available for Benefits................. 3
Notes to Financial Statements.............................................. 4

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year............. 9

                         Report of Independent Auditors


Audit Committee
Penwest Pharmaceuticals Co. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Penwest Pharmaceuticals Co. Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the year ended December 31, 1999 and the period from September 1, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999 and the period from September 1, 1998 (date of inception) to December 31, 1998, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                          /s/ Ernst & Young LLP


June 22, 2000


                                                                               1

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                    Penwest Pharmaceuticals Co. Savings Plan

                 Statements of Net Assets Available for Benefits



                                                  DECEMBER 31,
                                            1999               1998
                                       -------------------------------------

     ASSETS
     Investments                         $6,602,805         $3,978,729
     Receivables:
        Employer's contribution              55,393             59,548
        Accrued income                        1,024                444
                                       -------------------------------------
           Total receivables                 56,417             59,992
                                       -------------------------------------

     Total assets                         6,659,222          4,038,721

     LIABILITIES
     Fees payable                            66,798             12,347
     Other payables                          23,043              8,504
                                       -------------------------------------
     Total liabilities                       89,841             20,851
                                       -------------------------------------
     Net assets available for benefits   $6,569,381         $4,017,870
                                       =====================================



     See accompanying notes.


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                    Penwest Pharmaceuticals Co. Savings Plan

           Statements of Changes in Net Assets Available for Benefits



                                                                             PERIOD FROM
                                                                          SEPTEMBER 1, 1998
                                                         YEAR ENDED      (DATE OF INCEPTION) TO
                                                      DECEMBER 31, 1999    DECEMBER 31, 1998
                                                      -----------------------------------------
ADDITIONS
Investment income:
   Net appreciation in fair value of investments          $2,076,256          $  303,857
   Interest and dividends                                     29,079               6,960
                                                      -----------------------------------------
                                                           2,105,335             310,817

Contributions:
   Participants                                              561,032             128,207
   Employer                                                  213,593              74,930
                                                      -----------------------------------------
                                                             774,625             203,137


Total additions                                            2,879,960             513,954

DEDUCTIONS
   Benefits paid directly to participants                    263,730              75,656
   Administrative expenses                                    64,719              12,347
                                                      -----------------------------------------
Total deductions                                             328,449              88,003

Net increase prior to transfers                            2,551,511             425,951
Transfers from Penford Corporation Savings
    and Stock ownership Plan                                      --           3,591,919
                                                      -----------------------------------------
Net increase                                               2,551,511           4,017,870

Net assets available for benefits:
    Beginning of year                                      4,017,870                  --
                                                      -----------------------------------------
    End of year                                           $6,569,381          $4,017,870
                                                      ==========================================



See accompanying notes.


                                                                               3

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                    Penwest Pharmaceuticals Co. Savings Plan

                          Notes to Financial Statements


1.  DESCRIPTION OF THE PLAN

The following description of the Penwest Pharmaceuticals Co. (the "Company" or the "Employer") Savings Plan (the "Penwest Plan" or the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies are available from the Plan's Administrative Committee.

GENERAL

On August 31, 1998 the Company's former parent, Penford Corporation ("Penford"), distributed to its shareholders all of the shares of the Company's common stock. Upon the completion of this transaction, effective September 1, 1998, the Company and Penford entered into an Employee Benefits Agreement. Among other provisions, the agreement established a separate defined contribution plan for employees of the Company. During the period from September 1, 1998 to December 31, 1998, the Penford Corporation Savings and Stock Ownership Plan (the "Penford Plan") transferred approximately $3.6 million to the Frank Russell Trust Company, the trustee, of the newly established Penwest Plan. Employees of the Company were able to participate in the Penwest Plan to the extent they were eligible to participate in the Penford Plan and received credit for all eligibility, vesting, and benefit accrual service, for all service credited for such purposes under the Penford Plan. Penford paid all costs related to the separation of the Penford Plan and the Company paid all costs related to the formation of the Penwest Plan.

The Plan is a defined contribution plan covering all U.S. employees of the Company who have completed three months of service, including part-time employees. Effective January 1, 1999, the Plan was amended to provide that an employee is eligible to participate in the Plan after attaining age 18 and completing three months of service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

CONTRIBUTIONS

Participants may contribute from 1% up to 12% of pre-tax compensation as defined in the Plan agreement. The Company may make quarterly employer matching contributions as defined in the Plan agreement of 75% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's Board of Directors to each participant who is employed on the last day of the Plan year.


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                    Penwest Pharmaceuticals Co. Savings Plan

                    Notes to Financial Statements (continued)




1.  DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Individual accounts are maintained for all Plan participants. These accounts reflect participants' contributions and related Company matching and discretionary contributions, if any, to the Plan and allocations of earnings or losses on the Plan's investments. Allocations are based on participant account balances. As of the end of each Plan year, forfeitures of nonvested amounts are first used to restore any forfeitures for returning employees who previously worked for the Company within a five year period, and any remaining amounts are used to reduce subsequent employer contributions.

VESTING

Participants are immediately vested in their contributions, as well as any earnings thereon. Vesting in the Employer contribution portion of their accounts, as well as any earnings thereon is based on years of credited service and vest in accordance with the following schedule:

                CREDITED SERVICE                        % VESTED
                ------------------                      --------
                Less than one year                          0%
                One year                                   25%
                Two years                                  50%
                Three years                                75%
                Four years or more                        100%

In the event of disability, attainment of age 65, or death of a participant, the related Employer contributions become fully vested.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and participant contributions among any of the five current investment options. The Penford Corporation stock fund includes account balances transferred from the Penford Plan and is not an investment option for current or future contributions to the Plan.



                                                                               5

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                    Penwest Pharmaceuticals Co. Savings Plan

                    Notes to Financial Statements (continued)



1.  DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon termination, permanent disability, or death, 100% of the value of the participant's vested account may be paid to the participant or the participant's beneficiary in either a lump sum payment or in installment payments.

PARTICIPANT LOANS

Participants may, in the event of financial hardship as defined in the Plan, borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans bear interest at a rate determined by the Plan's Administrative Committee. Interest rates on outstanding loans as of December 31, 1999 range from 8.75% to 9.75%. Loan terms range from 1 to 5 years but may be increased if the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant's account.

EXPENSES

The Plan pays record keeping and investment management expenses. The Company pays all other expenses of the Plan.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


2.  SUMMARY OF ACCOUNTING POLICIES

RECENT ACCOUNTING DEVELOPMENTS

The Plan has adopted Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" for the presentation of its 1999 and 1998 financial statements. Accordingly, certain amounts in the 1998 financial statements have been reclassified to conform with the 1999 presentation.


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                    Penwest Pharmaceuticals Co. Savings Plan

                    Notes to Financial Statements (continued)


2.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION

The Plan's investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Penwest Pharmaceuticals Co. and Penford Corporation Common Stock are valued at the last reported sales price on the last business day of the year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                                         DECEMBER 31,
                                                                    1999               1998
                                                                -----------------------------

Frank Russell Trust Company Funds:
   Global Aggressive Balanced Fund -  37,985 and 29,635
       shares, respectively                                     $  925,241         $  609,450

   Tactical Asset Allocation Fund -  12,144 and 9,655
       shares, respectively                                        340,360            264,168

   Global Equity Fund -  14,690 and 11,601 shares,
        respectively                                               539,138            332,603

Penwest Pharmaceuticals Co. common stock -  206,477 and
     174,649 shares, respectively                                3,148,775          1,091,557

Penford Corporation common stock - 77,727 and 96,883
     shares, respectively                                        1,340,786          1,550,124


                                                                               7

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                    Penwest Pharmaceuticals Co. Savings Plan

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                              PERIOD FROM
                                                            SEPTEMBER 1, 1998
                                       YEAR ENDED        (DATE OF INCEPTION) TO
                                    DECEMBER 31, 1999       DECEMBER 31, 1998
                                 -----------------------------------------------

Global Aggressive Balanced Fund       $  132,615             $  95,020
Tactical Asset Allocation Fund             6,473                44,733
Global Equity Fund                       110,885                65,943
Penwest Pharmaceuticals Co.
    common stock                       1,757,283              (293,714)
Penford Corporation common stock          69,000               391,875
                                 -----------------------------------------------
                                      $2,076,256             $ 303,857
                                 ===============================================

4.  INCOME TAX STATUS

The Plan applied for but has not yet received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the Plan administrator and the Plan's legal counsel believe that the Plan is qualified, and therefore, the related trust is exempt from taxation.



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                    Penwest Pharmaceuticals Co. Savings Plan

         Schedule of Assets Held for Investment Purposes at End of Year

                           (EIN: 91-1513032, PN: 001)

                                December 31, 1999



                                                DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY RATE,
    IDENTITY OF ISSUE, BORROWER,                    RATE OF INTEREST,
     LESSOR, OR SIMILAR PARTY                     PAR OR MATURITY VALUE                     CURRENT VALUE
---------------------------------------------------------------------------------------------------------------------

  *   Frank Russell Trust Company              Short Term Investment Fund
                                                 274,478 shares                               $  274,478

                                               Global Aggressive Balanced Fund
                                                 37,985 shares                                   925,241

                                               Tactical Asset Allocation Fund
                                                 12,144 shares                                   340,360

                                               Global Equity Fund
                                                 14,690 shares                                   539,138

  *   Penwest Pharmaceuticals Co.              Penwest Pharmaceuticals Co.
                                                 common stock 206,477 shares                   3,148,775

  *   Penford Corporation                      Penford Corporation
                                                 common stock 77,727 shares                    1,340,786

  *   Participant Loans                        Interest at 8.75% - 9.75%; maturity
                                                 through 2012                                     34,027
                                                                                              ----------
                                                                                              $6,602,805
                                                                                              ==========

* Denotes party-in-interest to the Plan.


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






                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Penwest Pharmaceuticals Co.
                                  Savings Plan


June 27, 2000                     By: /s/ Tod R. Hamachek
                                  -------------------------------------
                                  Chairman of the Board and
                                  Chief Executive Officer -
                                  Penwest Pharmaceuticals Co.
                                  Savings Plan Administrative Committee



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